UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Longs Drug Stores Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
543162101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
October 21, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		3,137,659

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

1 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an increase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 8.7% after rounding.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS PS Management GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		3,137,659

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

2    This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an increase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 8.7% after rounding.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		1,598,511

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

1,598,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,598,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

3 This calculation is based on 35,788,396 shar es of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an incre ase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 4.4% after rounding.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS William A. Ackman I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		3,137,659

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

4   This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an increase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 8.7% after rounding.

Item 1. Security and Issuer
     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”), of Longs Drug Stores Corporation, a Maryland corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment No. 5.
     As of October 28, 2008, as reflected in this Amendment No. 5 the Reporting Persons are reporting beneficial ownership on an aggregate basis of 3,137,659 shares of Common Stock (approximately 8.8% of the outstanding shares of Common Stock). The Reporting Persons also have economic exposure to approximately 4,040,896 notional shares of Common Stock under certain cash-settled total return swaps (“Swaps”), bringing their total economic exposure to 7,178,555 shares of Common Stock (approximately 19.9% of the outstanding shares of Common Stock).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby supplemented as follows:
     In connection with the successful tender offer by Blue MergerSub Corp., an indirect wholly-owned subsidiary of CVS Caremark Corporation, to purchase all outstanding shares of common stock of the Issuer, certain counterparties to Pershing Square’s Swaps have terminated certain of the Swaps. As a result, these Swaps were settled in cash between such parties relating to 2,054,100 notional shares (the “Settled Swaps”). In accordance with the terms of the Settled Swaps, the applicable counterparty was obligated to pay to the applicable Pershing Square Fund any positive price difference between the initial reference price (ranging from $53.41 and $70.36) and the final valuation price ($71.50). As a result of the termination of the Settled Swaps, the Reporting Persons no longer have long economic exposure to an aggregate of 2,054,100 shares. As cash-settled total return swaps, the Reporting Persons had no discretion over the issue of any extraordinary event like a tender offer.  Consistent with the International Swaps and Derivatives Association’s (“ISDA”) protocols, as the calculation agents for extraordinary events, the counterparties exercise the discretion afforded to them as calculation agents, in accordance with the ISDA definitions for equity derivatives and in good faith and in a commercially reasonable manner.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1 Trading Data

S I G N A T U R E S
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 28, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX
Exhibit 99.1 Trading data.